Exhibit 99.46

FOR IMMEDIATE RELEASE

TSX Symbol: COA

NASDAQ OMX Symbol: COA

[Logo of Coastal Contacts, Inc.]

COASTAL CONTACTS TO RELEASE Q2 2012 FINANCIAL RESULTS ON JUNE 14, 2012

Vancouver, BC — June 7, 2012 - Coastal Contacts Inc. (TSX: COA; NASDAQ OMX: COA) the planets biggest online eyewear company issued notice today that it will release its 2012 second fiscal quarter financial results for the period ended April 30, 2012 on Thursday, June 14th, 2012 at 4:00pm ET. Coastal will host a conference call to review the financial results and company operations at 4:30pm ET the same day. Participating in the call will be Roger Hardy, Founder and CEO and Nick Bozikis, CFO.

To attend the call, participants may dial:

North American Toll Free	1-888-892-3255
Sweden Stockholm local	46 852 503 436

A replay of the call will be available for 7 days. To access the replay listeners may dial:

Local/International	1-800-937-6305
Passcode	540927

About Coastal Contacts Inc.:

Coastal Contacts, Inc. is the planet’s biggest online eyewear company. Coastal empowers customers to easily browse, try on and buy eyewear—saving time, money and sanity. With every pair of qualifying frames purchased, Coastal donates a pair to someone in need through its Change the View Project. Founded in the year 2000, Coastal designs, produces and distributes the largest selection of eyeglasses and contact lenses on the Internet, including a unique combination of designer eyeglasses, contact lenses, sunglasses, and vision care accessories. Coastal services customers in more than 150 countries through the Coastal Contacts family of websites including: Coastal.com, ClearlyContacts.ca, Lensway.com, Lensway.co.uk, Lensway.se, ClearlyContacts.com.au, ClearlyContacts.co.nz, Contactsan.com, and Coastallens.com.

For Further Information:

Terry Vanderkruyk

Vice President, Corporate Development

Coastal Contacts Inc.

604.676.4498

terryv@coastal.com

or

Budd Zuckerman

Genesis Select Corp

303.415.0200

bzuckerman@genesisselect.com

Forward Looking Statements

All statements made in this news release, other than statements of historical fact, are forward-looking statements. The words “may”, “would”, “could”, “will”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “expect”, “goal”, “target”, “should,” “likely,” “potential,” “continue,” “project,” “forecast,” “prospects,” and similar expressions typically are used to identify forward-looking statements.

Forward-looking statements are based on the then-current expectations, beliefs, assumptions, estimates and forecasts about our business and the industry and markets in which we operate. Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and assumptions which are difficult to predict.

Persons reading this news release are cautioned that forward-looking statements or information are only predictions, and that our actual future results or performance may be materially different due to a number of factors. Reference should also be made to the section entitled “Risk Factors” contained in our most recently filed Annual Information Form dated December 14, 2011 for a detailed description of the risks and uncertainties relating to our business. These risks, as well as others, could cause actual results and events to vary significantly. Accordingly, readers should not place undue reliance on forward-looking statements and information, which are qualified in their entirety by this cautionary statement. These forward-looking statements are made as of the date of this news release and we expressly disclaim any intent or obligation to update these forward-looking statements, unless we specifically state otherwise and except as required by applicable law.